June 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: MHHC Enterprises Inc.

Offering Statement on Form 1-A

Filed January 7, 2021

File No. 024-11406

Ladies and Gentlemen:

On behalf of our Company, MHHC Enterprises, Inc., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the offering statement on Form 1-A (“Amendment No. 1”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated February 3, 2021 regarding your review of the amended offering statement on Form 1-A, which was filed with the Commission on January 7, 2021.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 2.

Offering Statement on Form 1-A

Risk Factors

Factual claims payments exceed our reserves for losses, page 3

1.	Please revise this risk factor heading to clarify the risk or advise. As it reads now, it appears to indicate that your claim payments exceed reserves currently.

We have generally removed the risk factor as our updated financials do not indicate such risks.

Use of Proceeds, page 12

2.	We note the price range to be between $.01 and $1.00. Please also provide a chart, similar to the one provided, showing the use of proceeds if the offering price is $.01, and the use of proceeds if 25%, 50%, 75%, and 100% of the offering is raised at an offering price of $.01. Please also indicate the amount raised if the offering price is $.50 at 25%, 50%, 75%, and 100% of the offering. Describe any anticipated material changes in use of proceeds if the offering price is $.01 or $.50 compared to $1.00 per share. In your response, please also advise how you believe you are able to provide meaningful disclosure with a price range between $.01 and $1.00.

We have added additional tables.

3.	We note that you plan to use a portion of the proceeds from the offering for debt repayment, as well as property acquisition and development costs. Please describe the material terms of the indebtedness to be repaid. Refer to Instruction 6 to Item 6 of Form 1-A. In addition, if the proceeds will be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. Refer to Instruction 7 to Item 6 of Form 1-A.

We have removed the line item regarding repayment of debt. No acquisitions have been identified at this time and would be deemed in the regular course of business.

Dilution , page 13

4.	Please revise the second table to reflect an offering price of $.01 or advise.

We have updated accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page

14

5.	We note that you purchase contractual liability policies for a significant amount of risk underwritten by your warranty subsidiaries on page 4. Please provide us the following:

• tell us the amount of your reinsurance recoverable on your loss reserve at December 31, 2019 and September 30, 2020,

• explain your continued liability to policyholders and your counter-party credit risk.

We have added an additional section titled “Reinsurance”.

Business, page 17

6.	Please revise to expand the description of your business. In this regard, we note that you did not provide many specifics about the current two lines of business, warranty or reinsurance business, or the planned e-commerce business. Include information about distribution channels, pricing models, clients or client groups. For instance, please explain what types of electronics you sell extended warranties for, and clarify if it is the end consumer who purchases the warranty. Please also briefly discuss the ecommerce technologies you plan to acquire and additional products you plan to develop as referenced on pages 17 and 18. In that regard, please discuss the timeframe for implementing future plans and clarify if additional financing is needed for these plans, and whether or not that financing is currently available to you. This information will be helpful to investors' understanding of your business. In addition, describe the general development of the business during the past three years. Refer to Item 7(a) of Form 1-A.

We have generally updated our business section.

Property, page 19

7.	Please disclose if you own or lease your primary office.

We have added a disclosure describing our primary offices.

Management, page 20

8.	Please give a brief summary of your officers and directors business experience during the past five years. Refer to Item 10(c) of Form 1-A.

We have amended the biographical information of our officers and directors to comply with Item 10(c) of Form 1-A.

Executive Compensation , page 21

9.	Refer to your disclosure in the Unregistered Sales of Equity Securities and Use of Proceeds section on page 15. You state that Mr. Raymond MacKay received 600,000,000 shares of common stock as compensation for services rendered to your subsidiary. We also note the 12,000,000 shares issued on December 28, 2020 to management, as indicated on page 15. Please include this compensation here or advise.

We have updated the compensation table, generally. Please note that the Board of Directors has reduced the overall compensation for Mr. Raymond MacKay.

10.	Please clarify if the executive compensation table includes fiscal year 2020 compensation. In this regard, we note footnote (1) stating "year to date compensation" for an offering statement filed in 2021. Please include entire compensation for the most recent completed fiscal year and revise to indicate that the compensation table includes the annual compensation for the company's last completed fiscal year ended December 31, 2020.

We have updated the compensation table, generally.

Series A Preferred Stock, page 22

11.	Please include risk factor disclosure that holders of Series A Preferred Shares shall have voting rights equal to exactly fifty-one percent of all voting rights and available at the time of any vote and the effects that will have on holders of your common stock.

We have added the appropriate risk factor related to the super voting rights of management.

Plan of Distribution, page 24

12.	We note your disclosure here that the offering is for a maximum of 400,000,000 shares. On the cover page you state that the offering is for a maximum of 20,000,000 shares. Please revise for consistency or advise.

We have corrected the inconsistency throughout.

Signatures, page 27

13.	Please revise your signature page to have your principal executive officer, principal financial officer, and principal accounting officer sign the registration statement in their individual capacities. These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

We have adjusted the signatures accordingly.

Use of Estimates, page F-5

14.	We note on page 16 that you included certain significant estimates during the year ended December 31, 2019 and the quarter ended September 30, 2020. We further note on page 3 that your claims paid exceed your loss and loss adjustment expense reserve. Please revise your use of estimate footnote disclosures on pages F-5 and F-12 to disclose these significant estimates, or tell us why you believe they are not necessary.

We have generally updated all financials to include both the year ended December 31, 2020 and the three months ended March 31, 2021. In doing so, we have taken all comments related to the financial statements into account.

Note 2 - Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-6

15.	We note on pages F-6 and F-13 that your fair value estimates as of December 31, 2019 and September 30, 2020 are based on certain market assumptions available to you as of February 28, 2019. Please revise or tell us why you believe this non-current date is applicable under GAAP.

We have generally updated all financials to include both the year ended December 31, 2020 and the three months ended March 31, 2021. In doing so, we have taken all comments related to the financial statements into account.

Note 4 - Due from McCusker Holding, page F-7

16.	In Note 1, you state that MHHC Enterprises Inc. is formerly known as McCusker Holdings Corp. Please revise to describe the nature of your receivable due from McCusker Holding. In addition, explain why the balance of this receivable did not change from $383,807 during any of the periods presented.

We have generally updated all financials to include both the year ended December 31, 2020 and the three months ended March 31, 2021. In doing so, we have taken all comments related to the financial statements into account.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Frank Hawley

Frank Hawley, CEO

MHHC Enterprises, Inc.

cc: William R. Eilers, Esq.